Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Advantage Announces 3rd Quarter Results 2008

     (TSX: AVN.UN, NYSE: AAV)

     CALGARY, Nov. 13 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") is pleased to announce its unaudited operating and financial results for the third quarter ended September 30, 2008.

     <<
     Financial and Operating Highlights

                                     Three months ended    Nine months ended
                                        September 30          September 30
                                       2008       2007       2008       2007
     -------------------------------------------------------------------------
     Financial ($000, except as
      otherwise indicated)
     Revenue before royalties(1)    $195,384   $130,830   $592,757   $391,407
       per Trust Unit(2)            $   1.39   $   1.09   $   4.27   $   3.43
       per boe                      $  65.51   $  48.46   $  66.52   $  50.32
     Funds from operations          $ 93,345   $ 62,345   $291,717   $190,624
       per Trust Unit(3)            $   0.66   $   0.51   $   2.08   $   1.64
       per boe                      $  31.31   $  23.10   $  32.73   $  24.52
     Distributions declared         $ 50,743   $ 55,017   $151,128   $157,319
       per Trust Unit(3)            $   0.36   $   0.45   $   1.08   $   1.35
     Expenditures on property and
      equipment                     $ 67,744   $ 32,418   $156,279   $107,792
     Working capital deficit(4)     $ 72,928   $ 24,666   $ 72,928   $ 24,666
     Bank indebtedness              $540,078   $521,144   $540,078   $521,144
     Convertible debentures (face
      value)                        $219,195   $281,273   $219,195   $281,273
     Trust Units outstanding at
      end of period (000)            141,333    133,847    141,333    133,847
     Basic weighted average Trust
      Units (000)                    140,192    120,080    138,806    114,132

     Operating
     Daily Production
       Natural gas (mcf/d)           122,627    115,991    123,611    113,104
       Crude oil and NGLs (bbls/d)    11,980     10,014     11,920      9,641
       Total boe/d (at) 6:1           32,418     29,346     32,522     28,492
     Average prices (including
      hedging)
       Natural gas ($/mcf)          $   7.55   $   6.35   $   8.32   $   7.30
       Crude oil and NGLs ($/bbl)   $ 100.02   $  68.51   $  95.24   $  63.11

     (1) includes realized derivative gains and losses
     (2) based on basic weighted average Trust Units outstanding
     (3) based on Trust Units outstanding at each distribution record date
     (4) working capital deficit excludes derivative assets and liabilites

                            MESSAGE TO UNITHOLDERS
     Funds from Operations and Production Increases, Cumulative
     Distributions Exceed $1 Billion:

     -   Strong natural gas and crude oil pricing and solid operational results generated a strong level of funds from operations during the third quarter of 2008 resulting in a payout ratio of 54%.

     -   Funds from operations for the third quarter of 2008 increased 50% to
         $93.3 million and 29% to $0.66 per Trust Unit compared to $62.3 million or $0.51 per Trust Unit for the same period of 2007.

     -   Production volumes in the third quarter of 2008 increased 10% to
         32,418 boe/d compared to 29,346 boe/d in the third quarter of 2007.
         Third quarter production was negatively impacted by an extended third party facility outage at the Waterton gas plant which affects our
         Lookout Butte property. Approximately 1,100 boe/d (73% natural gas)
         was curtailed in August 2008 and is not expected to be back on-stream until January 2009. Despite this outage, our stable production platform, excellent drilling results and optimization work contributed to maintaining our production levels.

     -   Natural gas production for the third quarter of 2008 increased 6% to
         122.6 mmcf/d, compared to 116.0 mmcf/d reported in the third quarter of 2007. Crude oil and natural gas liquids production increased 20%
         to average 11,980 bbls/d compared to 10,014 bbls/d in the third quarter of 2007.

     -   Operating costs for the third quarter was $13.82 per boe which included additional maintenance work undertaken during the summer as well as the impact of increased costs due to the higher commodity price environment during the first half of 2008.

     -   The Fund declared three distributions during the quarter totaling
         $0.36 per Trust Unit. Since inception, the Fund has distributed $1.0 billion or $17.34 per Trust Unit.

     Drilling & Completion Activities Progressing & Capital Expenditures
     Increased at our Glacier Montney Natural Gas Resource Play

     -   Subsequent to our first quarter drilling which resulted in five vertical delineation wells, we have drilled two additional vertical wells and five horizontal wells since July 2008. Well completions, testing and additional drilling is progressing as planned with no significant delays or mechanical issues. Advantage has also received regulatory approval and is in the process of constructing a new 22 km natural gas pipeline and installing additional compression, which will provide further gas handling capacity in 2009.

     -   On October 6, 2008, Advantage's Board of Directors approved a further increase of $50 million to the 2008 capital budget, which has resulted in an annual budget total of $250 million. The increased funds will be directed at our Glacier property to further progress program activities and strategic investments.

     -   We look forward to reporting well results and development plans around year end 2008.

     Excellent Results Continue on our Conventional Assets

     -   Total capital spending for the quarter was $75.3 million net, of which $67.7 million is related to exploitation and development activities, and $ 7.6 million for a complimentary acquisition at our
         Nevis property.

     -   During the third quarter, 37 gross (28.3 net) wells were drilled at a
         100% success rate. Year to date drilling activity has resulted in 94 gross (70 net) wells at a 99 % success rate.

     -   At Nevis in Central Alberta:

         -  Eleven gross (10.5 net) horizontal light oil wells have been drilled to date and are exceeding initial budgeted productivities.
            Several wells achieved initial rates in excess of 300 boe/d with drilling at four wells per section. Future upside potential at
            Nevis will include additional reserves recovery from downspacing and enhanced recovery opportunities.

         -  During the third quarter, 22 gross (16.3 net) Horseshoe Canyon coal bed methane wells were drilled which amounts to a total of 36 gross (28.3 net) wells for 2008 on the lands acquired from Sound
            Energy Trust. The wells continue to demonstrate excellent initial productivities ranging from 125 to 250 mcf/d. Several years of future light oil and natural gas drilling opportunities remain in our Nevis property.

         -  Additionally, a complimentary acquisition for $7.6 million resulted in increasing our working interest ownership in 8 sections of land and provides for future drilling locations on 4 additional sections which will provide increased production, reserves and further upside to the Horseshoe Canyon coal bed methane drilling initiative.

     -   At Northville in Northwest Alberta, three wells were successfully drilled in the third quarter for multi-zone natural gas targets.
         Results indicate a gross combined initial rate of 3.6 mmcf/d and production will be brought on-stream in the fourth quarter. This success has identified several potential locations for future drilling.

     -   At Boundary Lake in Northwest Alberta, a new gas plant was brought on-stream in September 2008 which will process gas from two very prolific wells in the Halfway formation which were previously tested at gross initial rates of 5 to 7 mmcf/d per well. Production will be limited between 2 to 3 mmcf/d due to sour processing capacity but we expect this property to produce very flat for some time. Additional locations have also been identified.

     -   With continued drilling success and a highly attractive suite of assets, Advantage has over 5 years of conventional drilling inventory and is well positioned to additionally capitalize on the significant natural gas resource play in the Montney formation at our Glacier and
         Stoddart properties.

     Hedging Update

     -   Advantage maintains a hedging program to reduce cash flow volatility.
         For the fourth quarter of 2008, we have 65% of our net natural gas production hedged at an average AECO price of $7.64 Canadian per mcf.
         For the first quarter of 2009, we have 62% of our net natural gas production hedged at an average AECO price of $7.87 Canadian per mcf.

     -   For the full year 2009, natural gas hedges have been secured for approximately 37% of our net production at an average AECO price of
         $8.38 Canadian per mcf or equivalent to approximately NYMEX $8.60 US per mmbtu. Details on our hedging program are available on our website.

     Looking Forward

     -   Our 2008 annual guidance includes capital expenditures of $250 million and production of 32,000 to 33,000 boe/d with a 63% weighting to natural gas. Royalty rates are estimated to range between 18% and
         20%. Operating costs are forecasted to be $13.40 to $13.90 per boe due to cost escalations resulting from the higher commodity price environment that has increased electrical power costs, third party processing fees and the cost of maintenance and services. We expect that costs should begin to moderate if a lower commodity price environment remains for a sustained period.

     -   Production at our Lookout Butte property in Southern Alberta was curtailed in August 2008 due to an extended third party facility outage at the Waterton gas plant where a significant modification project is underway. Estimates provided by the third party indicate their gas plant could be down until January 2009. Shut-in production at Lookout Butte is approximately 1,100 boe per day.

     -   Market valuations in the oil and gas sector have been significantly eroded due to credit concerns and reduced commodity prices stemming from slowing global economies. Our highly efficient and large conventional drilling inventory combined with the significant upside potential in our Montney natural gas resource play will provide the platform for Advantage to outperform as we persevere through this market cycle.

     -   Advantage's current intention is to continue to be a cash
         distributing entity after 2010. We will continue to closely monitor industry dynamics and are considering a number of alternative structures. Advantage's significant tax pools of $1.7 billion affords us flexibility to evaluate many options in this regard.
     >>

     MANAGEMENT'S DISCUSSION & ANALYSIS

     The following Management's Discussion and Analysis ("MD&A"), dated as of
November 13, 2008, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund",
"us", "we" or "our") for the three and nine months ended September 30, 2008 and should be read in conjunction with the consolidated financial statements contained within this interim report and the audited financial statements and
MD&A for the year ended December 31, 2007. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil or liquids.

     Non-GAAP Measures

     The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations, funds from operations per Trust Unit and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.
     Funds from operations, as presented, is based on cash provided by operating activities before expenditures on asset retirement and changes in non-cash working capital. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each distribution record date. Cash netbacks are dependent on the determination of funds from operations and include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

     <<
                   Three months ended            Nine months ended
                      September 30                  September 30
                     2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Cash provided
      by operating
      activities   $115,521  $ 65,314       77%  $290,996  $165,766       76%
     Expenditures
      on asset
      retirement        344     1,128     (70)%     6,291     4,835       30%
     Changes in
      non-cash
      working
      capital       (22,520)   (4,097)     450%    (5,570)   20,023    (128)%
     -------------------------------------------------------------------------
     Funds from
      operations   $ 93,345  $ 62,345       50%  $291,717  $190,624       53%
     -------------------------------------------------------------------------
     >>

     Forward-Looking Information

     The information in this report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities; and other risk factors set forth in
Advantage's Annual Information Form which is available at
www.advantageincome.com and www.sedar.com. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that
Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     Overview

     <<
                   Three months ended            Nine months ended
                      September 30                  September 30
                     2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Cash provided
      by operating
      activities
      ($000)       $115,521  $ 65,314       77%  $290,996  $165,766       76%
     Funds from
      operations
      ($000)       $ 93,345  $ 62,345       50%  $291,717  $190,624       53%
       per Trust
        Unit(1)    $   0.66  $   0.51       29%  $   2.08  $   1.64       27%

     (1) Based on Trust Units outstanding at each distribution record date.
     >>

     Cash provided by operating activities and funds from operations have increased significantly as compared to 2007 due to considerably higher revenue. The increased revenue has been primarily due to improved commodity prices and higher production. Our financial results have benefited substantially from the Sound Energy Trust ("Sound") acquisition, which closed on September 5, 2007. The financial and operating results from the acquired
Sound properties are included in all 2008 figures but are only included in the three and nine month periods ended September 30, 2007 effective from the closing date. Funds from operations per Trust Unit have also increased significantly, but not in the same proportion as funds from operations due to the higher number of Trust Units outstanding for 2008. Trust Units outstanding has increased due to Trust Units issued in exchange for the Sound acquisition and our distribution reinvestment plan that allows Unitholders to purchase
Trust Units in exchange for their regular monthly distributions.
     The primary factor that causes significant variability of Advantage's cash provided by operating activities, funds from operations, and net income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

     Distributions

     <<
                   Three months ended            Nine months ended
                      September 30                  September 30
                     2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Distributions
      declared
      ($000)       $ 50,743  $ 55,017      (8)%  $151,128  $157,319      (4)%
       per Trust
        Unit(1)    $   0.36  $   0.45     (20)%  $   1.08  $   1.35     (20)%

     (1) Based on Trust Units outstanding at each distribution record date.
     >>

     Advantage's monthly distribution is currently $0.12 per Trust Unit and has been at that level since December 2007. The monthly distribution for
January to November 2007 was $0.15 per Trust Unit. Commodity prices strengthened in early 2008 providing strong support for the distribution level and our 2008 capital program. However, commodity prices have recently softened and we continue to closely monitor the future price outlook and potential impact on our capital program and distribution level. To mitigate the risk associated with lower commodity prices, we have entered into a number of commodity derivative contracts.
     Distributions from the Fund to Unitholders are entirely discretionary and are determined by Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. Distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements. The level of distributions are primarily determined by cash flows received from the production of oil and natural gas from existing
Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally.
Monthly distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders. The Fund attempts to mitigate the volatility in commodity prices through our hedging program. Furthermore, if the oil and natural gas reserves associated with the
Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, our distributions will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Therefore, distributions are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. It is our long-term objective to provide stable and sustainable distributions to the Unitholders, while continuing to grow the Fund. However, given that funds from operations can vary significantly from month-to-month due to these factors, the Fund may utilize various financing alternatives, including our credit facility, as an interim measure to maintain stable distributions.

     <<
     Revenue

                   Three months ended            Nine months ended
                      September 30                  September 30
     ($000)          2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Natural gas
      excluding
      hedging      $ 97,618  $ 60,022       63%  $303,299  $213,115       42%
     Realized
      hedging
      gains
      (losses)      (12,480)    7,687    (262)%   (21,631)   12,171    (278)%
     -------------------------------------------------------------------------
     Natural gas
      including
      hedging      $ 85,138  $ 67,709       26%  $281,668  $225,286       25%
     -------------------------------------------------------------------------
     Crude oil and
      NGLs
      excluding
      hedging      $119,000   $63,598       87%  $330,370  $164,908      100%
     Realized
      hedging
      gains
      (losses)       (8,754)     (477)   1,735%   (19,281)    1,213  (1,690)%
     -------------------------------------------------------------------------
     Crude oil and
      NGLs
      including
      hedging      $110,246  $ 63,121       75%  $311,089  $166,121       87%
     -------------------------------------------------------------------------
     Total revenue $195,384  $130,830       49%  $592,757  $391,407       51%
     -------------------------------------------------------------------------

     Revenues have increased significantly for 2008 due to additional production, primarily from the Sound acquisition, as well as stronger commodity prices. The higher revenue has been partially offset by our realized hedging losses that have also resulted from the higher commodity prices realized during the period. The Fund enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact revenues.

     Production

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Natural gas
      (mcf/d)       122,627   115,991        6%   123,611   113,104        9%
     Crude oil
      (bbls/d)        9,566     7,750       23%     9,576     7,308       31%
     NGLs (bbls/d)    2,414     2,264        7%     2,344     2,333        -%
     -------------------------------------------------------------------------
     Total (boe/d)   32,418    29,346       10%    32,522    28,492       14%
     -------------------------------------------------------------------------
     Natural gas (%)     63%       66%                 63%       66%
     Crude oil (%)       30%       26%                 29%       26%
     NGLs (%)             7%        8%                  8%        8%
     >>

     The Fund's total daily production averaged 32,418 boe/d for the three months and 32,522 boe/d for the nine months ended September 30, 2008, an increase of 10% and 14%, respectively. Production increases were realized primarily due to the Sound acquisition and follow-up drilling results.
Production for the three months ended September 30, 2008 was higher than the
32,015 boe/d realized in the second quarter of 2008 demonstrating the Fund's stable production platform and highly successful drilling program. Production of 1,100 boe/d at our Lookout Butte property in Southern Alberta will continue to be shut in during the fourth quarter by an extended third party facility outage that began in August 2008 at the Waterton gas plant where a significant modification project is underway. Original estimates provided by the third party indicated a potential outage of approximately 55 to 75 days. However, subsequent information now indicates that the plant will be down until January
2009. For 2008, we expect production to average approximately 32,000 to 33,000 boe/d, weighted 63% to natural gas.

     <<
     Commodity Prices and Marketing

     Natural Gas
                   Three months ended            Nine months ended
                      September 30                  September 30
     ($/mcf)         2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Realized
      natural gas
      prices
       Excluding
        hedging    $   8.65  $   5.62       54%  $   8.95  $   6.90       30%
       Including
        hedging    $   7.55  $   6.35       19%  $   8.32  $   7.30       14%
     AECO monthly
      index        $   9.27  $   5.62       65%  $   8.58  $   6.81       26%
     >>

     Realized natural gas prices, excluding hedging, were considerably higher for the three and nine months ended September 30, 2008 compared to 2007 but have decreased approximately 16% from the second quarter of 2008. The
2007/2008 winter season in North America caused inventory levels that had been high prior to winter, to decline to approximately the five-year average. In addition, reduced liquefied natural gas imports into the US and the slowdown in natural gas drilling in Western Canada provided upward price support in the first half of this year. However, during the third quarter of 2008, we have seen a softening of natural gas prices with increased inventory levels from higher US domestic natural gas production and the worldwide financial crisis that appears to be pushing North America into a recession. We believe that longer-term pricing fundamentals for natural gas will be supported due to: (i)
less liquefied natural gas imports to North America due to the higher natural gas prices in other countries, (ii) significantly less natural gas drilling in
Canada projected for 2008, which will reduce productivity to offset declines,
(iii) the increasing focus on resource style natural gas wells, which have high initial declines and require a higher threshold economic price than conventional gas drilling and (iv) the demand for natural gas for the Canadian oil sands projects.

     <<
     Crude Oil and NGLs

                   Three months ended            Nine months ended
                      September 30                  September 30
     ($/bbl)         2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Realized crude
      oil prices
       Excluding
        hedging    $ 112.35  $  70.22       60%  $ 104.52  $  64.60       62%
       Including
        hedging    $ 102.40  $  69.55       47%  $  97.17  $  65.21       49%
     Realized NGLs
      prices
       Excluding
        hedging    $  90.60  $  64.95       39%  $  87.37  $  56.55       55%
     Realized crude
      oil and NGL
      prices
       Excluding
        hedging    $ 107.96  $  69.03       56%  $ 101.15  $  62.65       61%
       Including
        hedging    $ 100.02  $  68.51       46%  $  95.24  $  63.11       51%
     WTI ($US/bbl) $ 118.13  $  75.33       57%  $ 113.38  $  66.22       71%
     $US/$Canadian
      exchange
      rate         $   0.96  $   0.96        -%  $   0.98  $   0.91        8%
     >>

     Advantage's crude oil prices are based on the benchmark pricing of West
Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and $US/$Canadian exchange rates. For the three and nine months ended
September 30, 2008, WTI increased 57% and 71%, respectively. Advantage's realized crude oil price may not change to the same extent as WTI, due to changes in the $US/$Canadian exchange rate, and changes in Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced over the last several years whereby WTI reached historic high levels in 2008 but has now declined to approximately US$55/bbl due to reduced demand and the worldwide financial crisis that appears to be pushing North
America into a recession. The impact from this decrease in WTI will be somewhat mitigated for Advantage due to the strengthening US dollar relative to the Canadian dollar. Regardless of this significant volatility, we believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in Venezuela,
Nigeria, and the Middle East, (iii) strong relative worldwide demand, particularly in China and India and (iv) North American refinery capacity constraints.

     Commodity Price Risk

     The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and therefore on the distributions to holders of Advantage Trust
Units. As current and future practice, Advantage has established a financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivatives. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensure that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. Currently, the Fund has fixed the commodity price on anticipated production as follows:

     <<
                            Approximate Production            Average
     Commodity             Hedged, Net of Royalties            Price
     -------------------------------------------------------------------------
     Natural gas - AECO

       October to December
        2008                           65%                  Cdn$7.64/mcf
       -----------------------------------------------------------------------
       Total 2008                      56%                  Cdn$7.52/mcf
       -----------------------------------------------------------------------
       January to March
        2009                           62%                  Cdn$7.87/mcf
       April to June 2009              29%                  Cdn$8.76/mcf
       July to September
        2009                           29%                  Cdn$8.76/mcf
       October to December
        2009                           29%                  Cdn$8.76/mcf
       -----------------------------------------------------------------------
       Total 2009                      37%                  Cdn$8.38/mcf
       -----------------------------------------------------------------------

     Crude Oil - WTI

       October to December
        2008                           49%                  Cdn$94.39/bbl
       -----------------------------------------------------------------------
       Total 2008                      40%                  Cdn$94.07/bbl
       -----------------------------------------------------------------------
       January to March
        2009                           34%                  Cdn$95.84/bbl
     >>

     For the nine month period ended September 30, 2008, we recognized in income a realized derivative loss of $40.9 million on settled derivative contracts (September 30, 2007 - $13.4 million realized derivative gain). As at
September 30, 2008, the fair value of derivative contracts remaining to be settled was an approximate $7.0 million net asset (December 31, 2007 - $2.2 million net asset) resulting in the recognition of a $4.8 million unrealized derivative gain for the nine months ended September 30, 2008 due to changes in fair value since December 31, 2007. The valuation of the derivatives is the estimated fair value to settle the contracts as at September 30, 2008 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the unrealized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. These fair values are extremely sensitive to assumptions regarding forward commodity prices as demonstrated from our recognized $128.7 million unrealized derivative gain during the third quarter of 2008 as commodity prices decreased and the $121.7 million net derivative liability recognized at June 30, 2008 is now valued as a $7.0 million net asset. The
Fund does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of income and comprehensive income as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet.
These outstanding derivative contracts will settle from October 2008 to
December 2009 corresponding to when Advantage will receive revenues from production.

     <<
     Royalties

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Royalties
      ($000)       $ 42,957  $ 22,601       90%  $123,011  $ 71,515       72%
       per boe     $  14.40  $   8.37       72%  $  13.80  $   9.19       50%
     As a
      percentage
      of revenue,
      excluding
      hedging          19.8%     18.3%     1.5%      19.4%     18.9%     0.5%
     >>

     Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties have increased in total due to the increase in revenue from higher production and commodity prices. Royalties as a percentage of revenue, excluding hedging, have increased as higher prices generally attract a higher royalty rate. Royalty rates are dependent on prices and individual well production levels such that average royalty rates will vary as the nature of our properties change through ongoing development activities and acquisitions. We expect the royalty rate to be in the range of 18% to 20% for the remainder of 2008 given the current environment.

     <<
     Operating Costs

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Operating
      costs ($000) $ 41,229  $ 30,790       34%  $121,418  $ 87,979       38%
       per boe     $  13.82  $  11.40       21%  $  13.63  $  11.31       21%
     >>

     Total operating costs increased 34% for the three months and 38% for the nine months ended September 30, 2008 as compared to 2007, mainly due to increased production from the Sound acquisition, which closed September 5,
2007. Total operating costs for the three months ended September 30, 2008 was slightly up from $39.9 million incurred in the three months ended June 30,
2008. Operating costs per boe increased 21% for both the three and nine months ended September 30, 2008 but was comparable to the $13.70 realized during the second quarter of 2008. Operating costs have increased from 2007 due to cold weather conditions and higher power costs in the first half of 2008, lower production volumes resulting from several third party facility turnaround maintenance outages in the second and third quarter of 2008, a higher percentage of oil properties which incur higher operating costs than gas properties, and escalating costs including chemicals, gas processing fees, and transportation. We will continue to be opportunistic and proactive in pursuing optimization initiatives that will improve our operating cost structure. We expect that operating costs per boe will be in the range of $13.40 to $13.90 for the remainder of the 2008 year.

     <<
     General and Administrative

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     General and
      administrative
      expense
      ($000)       $  6,300  $  4,699       34%  $ 19,295  $ 14,276       35%
       per boe     $   2.11  $   1.74       21%  $   2.17  $   1.84       18%
     Employees at
      September 30                                    170       171      (1)%

     Total general and administrative ("G&A") expense has increased 34% and 35%
for the three and nine months ended September 30, 2008. The higher total G&A expense has been primarily due to an increase in average staff levels that have resulted from the Sound acquisition, general growth of the Fund, and a one-time payment to terminate an office lease that occurred in the first quarter of 2008.

     Management Internalization

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Management
      internalization
      ($000)       $  1,021  $  2,455     (58)%  $  5,951  $ 13,174     (55)%
       per boe     $   0.35  $   0.91     (62)%  $   0.67  $   1.69     (60)%
     >>

     In 2006, the Fund and Advantage Investment Management Ltd. (the
"Manager") reached an agreement to internalize the pre-existing management contract arrangement. As part of the agreement, Advantage agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the
Arrangement, thereby eliminating the management fee and performance incentive effective April 1, 2006. The Trust Unit consideration issued in exchange for the outstanding shares of the Manager was placed in escrow for a 3-year period and is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided. The management internalization is lower for the three and nine months ended September 30, 2008 as one third vested and was paid in June 2007 with an additional one third vested and paid in June 2008.

     <<
     Interest

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Interest
      expense
      ($000)       $  6,579  $  6,242        5%  $ 21,463  $ 16,434       31%
       per boe     $   2.21  $   2.31      (4)%  $   2.41  $   2.11       14%
     Average
      effective
      interest rate     4.8%      5.9%   (1.1)%       5.2%      5.6%   (0.4)%
     Bank
      indebtedness
      at
      September 30
      ($000)                                     $540,078  $521,144        4%
     >>

     Total interest expense has increased as compared to 2007 primarily due to the additional debt assumed by the Fund from the Sound acquisition on
September 5, 2007. However, interest expense per boe for the third quarter of
2008 has decreased as compared to the second quarter of 2008 and the third quarter of 2007 due to the lower effective interest rate on a reduced average debt level. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 5.2% for the nine months ended September 30,
2008. The Fund's interest rates are primarily based on short term Bankers
Acceptance rates plus a stamping fee.

     <<
     Interest and Accretion on Convertible Debentures

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Interest on
      convertible
      debentures
      ($000)       $  4,156  $  3,910        6%  $ 12,547  $ 10,441       20%
       per boe     $   1.39  $   1.45      (4)%  $   1.41  $   1.34        5%
     Accretion on
      convertible
      debentures
      ($000)       $    712  $    644       11%  $  2,152  $  1,848       16%
       per boe     $   0.24  $   0.24        -%  $   0.24  $   0.24        -%
     Convertible
      debentures
      maturity
      value at
      September 30
      ($000)                                     $219,195  $281,273     (22)%
     >>

     Interest and accretion on convertible debentures has increased compared to 2007 due to Advantage assuming Sound's 8.75% and 8.00% convertible debentures on the acquisition. The increased interest and accretion from the additional debentures has been partially offset by the maturation of both the
10% convertible debentures with a face value of $1.4 million on November 1,
2007 and the 9% convertible debentures with a face value of $5.4 million on
August 1, 2008. The interest per boe for the third quarter of 2008 is now slightly lower as compared to prior periods as our convertible debentures outstanding have decreased relative to our level of production.

     <<
     Depletion, Depreciation and Accretion

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Depletion,
      depreciation
      and accretion
      ($000)       $ 78,420  $ 68,743       14%  $230,004  $194,026       19%
       per boe     $  26.29  $  25.46        3%  $  25.81  $  24.94        3%
     >>

     Depletion and depreciation of property and equipment is provided on the
"unit-of-production" method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision has increased in total due to the increase in production and fixed assets in comparison to the three and nine months ended September 30, 2007, mainly attributed to the Sound acquisition. The slight increase in the DD&A rates per boe compared to the prior year is due to high capital expenditures in 2008 and the higher value assigned to the Sound acquisition than accumulated from prior development activities.

     Taxes

     Current taxes paid or payable for the quarter ended September 30, 2008 amounted to $0.8 million, as compared to the $0.4 million expensed for the same period of 2007. Current taxes primarily represent Saskatchewan resource surcharge, which is based on the petroleum and natural gas revenues within the province of Saskatchewan.
     Future income taxes arise from differences between the accounting and tax bases of the assets and liabilities. For the three months ended September 30,
2008, the Fund recorded a future income tax expense of $28.4 million. The expense is primarily due to the change in the net derivative liability position of $121.7 million as at June 30, 2008 to a net derivative asset position of $7.0 million as at September 30, 2008.
     Under the Fund's current structure, payments are made between the operating company and the Fund transferring income tax obligations to
Unitholders and as a result no cash income taxes would be paid by the operating company or the Fund prior to 2011. However, the Specified Investment
Flow-Through Entity ("SIFT") tax legislation was enacted on June 22, 2007 altering the tax treatment by subjecting income trusts to a two-tier tax structure, similar to that of corporations, whereby the taxable portion of distributions paid by trusts will be subject to tax at the trust level and at the Unitholder level. The rules are effective for tax years beginning in 2011 for existing publicly-traded trusts. The effect of the new tax law was recognized in the future income tax expense and liability for the year ended
December 31, 2007. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.
     On July 14, 2008, the Department of Finance released draft legislative proposals to facilitate the conversion of SIFT trusts into corporations. In general, the rules are meant to ensure that existing SIFTs can choose to reorganize as corporations on a tax efficient basis without undue tax effects for unitholders and the SIFT trust. It is expected that the draft legislative proposals will form part of a bill to be introduced into Parliament later in
2008. Management continues to review the impact of the SIFT tax on its business strategy and the Fund's organizational structure.

     <<
     Net Income (Loss)

                   Three months ended             Nine months ended
                      September 30                  September 30
                     2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Net income
      (loss)
      ($000)       $113,391  $(26,202)   (533)%  $ 74,900  $(21,330)   (451)%
       per Trust
        Unit
         - Basic   $   0.81  $  (0.22)   (468)%  $   0.54  $  (0.19)   (384)%
         - Diluted $   0.79  $  (0.22)   (459)%  $   0.54  $  (0.19)   (384)%
     >>

     Advantage has experienced significant net income for 2008 as compared to
2007 and has exceeded all prior years. Higher production and commodity prices in the three and nine months ended September 30, 2008 resulted in considerable increased revenue. Also, net income for the third quarter of 2008 was particularly high as a result of a $128.7 million unrealized gain on derivatives. The unrealized gain on derivatives is due to depressed forward commodity prices as compared to prices as at June 30, 2008. The unrealized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices. The Fund does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of income and comprehensive income as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet. These derivative contracts will settle from October 2008 to
December 2009 corresponding to when Advantage will receive revenues from production.

     <<
     Cash Netbacks

                                                 Three months ended
                                                    September 30
                                              2008                2007
                                         $000     per boe    $000     per boe
     -------------------------------------------------------------------------
     Revenue                           $216,618  $  72.63  $123,620  $  45.79
     Realized gain (loss) on
      derivatives                       (21,234)    (7.12)    7,210      2.67
     Royalties                          (42,957)   (14.40)  (22,601)    (8.37)
     Operating costs                    (41,229)   (13.82)  (30,790)   (11.40)
     -------------------------------------------------------------------------
     Operating                         $111,198  $  37.29  $ 77,439  $  28.69
     General and administrative(1)       (6,300)    (2.11)   (4,543)    (1.68)
     Interest                            (6,579)    (2.21)   (6,242)    (2.31)
     Interest on convertible
      debentures(1)                      (4,156)    (1.39)   (3,910)    (1.45)
     Income and capital taxes              (818)    (0.27)     (399)    (0.15)
     -------------------------------------------------------------------------
     Funds from operations             $ 93,345  $  31.31  $ 62,345  $  23.10
     -------------------------------------------------------------------------

                                                 Nine months ended
                                                    September 30
                                              2008                2007
                                         $000     per boe    $000     per boe
     -------------------------------------------------------------------------
     Revenue                           $633,669  $  71.11  $378,023  $  48.60
     Realized gain (loss) on
      derivatives                       (40,912)    (4.59)   13,384      1.72
     Royalties                         (123,011)   (13.80)  (71,515)    (9.19)
     Operating costs                   (121,418)   (13.63)  (87,979)   (11.31)
     -------------------------------------------------------------------------
     Operating                         $348,328  $  39.09  $231,913  $  29.82
     General and administrative(1)      (20,224)    (2.27)  (13,491)    (1.73)
     Interest                           (21,463)    (2.41)  (16,434)    (2.11)
     Interest on convertible
      debentures(1)                     (12,547)    (1.41)  (10,441)    (1.34)
     Income and capital taxes            (2,377)    (0.27)     (923)    (0.12)
     -------------------------------------------------------------------------
     Funds from operations             $291,717  $  32.73  $190,624  $  24.52
     -------------------------------------------------------------------------
     (1) General and administrative expense excludes non-cash unit-based compensation expense. Interest on convertible debentures excludes non-cash accretion expense.
     >>

     Funds from operations of Advantage increased for both the three and nine months ended September 30, 2008, compared to corresponding periods in 2007, due primarily to additional production from the Sound acquisition and higher commodity prices. Cash netbacks per boe are also higher due to stronger realized commodity prices. Increased cash netbacks were partially offset by realized losses on derivatives, and increased operating expenses and royalties. Realized hedging losses resulted from the higher commodity price environment as the Fund entered derivative contracts to lessen commodity price fluctuations, which can positively or negatively impact cash flows and resulting distributions. Operating costs have steadily increased over the past year due to significantly higher field costs associated with supplies and services, an overall industry labour cost increase, and higher relative operating costs from the Sound acquisition. Specific to the Fund, we have experienced production outages caused by weather and turnaround shut-downs in
2008 and a higher percentage of oil properties which incur higher operating costs than gas properties. Royalties have increased as would be expected since they are generally based on current commodity prices.

     Contractual Obligations and Commitments

     The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

     <<
                                           Payments due by period
     ($ millions)               Total    2008    2009    2010    2011    2012
     -------------------------------------------------------------------------
     Building leases           $ 11.2  $  0.9  $  3.8  $  3.9  $  1.5  $  1.1
     Capital leases               6.6     0.4     2.1     2.2     1.9       -
     Pipeline/transportation      5.6     1.1     3.2     1.0     0.3       -
     Convertible debentures(1)  219.2       -    87.0    69.9    62.3       -
     -------------------------------------------------------------------------
     Total contractual
      obligations              $242.6  $  2.4  $ 96.1  $ 77.0  $ 66.0  $  1.1
     -------------------------------------------------------------------------
     (1) As at September 30, 2008, Advantage had $219.2 million convertible debentures outstanding (excluding interest payable during the various debenture terms). Each series of convertible debentures are convertible to Trust Units based on an established conversion price.
         All remaining obligations related to convertible debentures have the option to be settled through the issuance of Trust Units.

     (2) Bank indebtedness of $540.1 million has been excluded from the contractual obligations table as the credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term.

     Liquidity and Capital Resources

     The following table is a summary of the Fund's capitalization structure.

     ($000, except as otherwise indicated)                 September 30, 2008
     -------------------------------------------------------------------------
     Bank indebtedness (long-term)                                 $  540,078
     Working capital deficit(1)                                        72,928
     -------------------------------------------------------------------------
     Net debt                                                      $  613,006
     -------------------------------------------------------------------------
     Trust Units outstanding (000)                                    141,333
     Trust Units closing market price ($/Trust Unit)               $     9.86
     -------------------------------------------------------------------------
     Market value                                                  $1,393,543
     -------------------------------------------------------------------------
     Convertible debentures maturity value (long-term)             $  184,489
     Capital lease obligation (long term)                          $    4,680
     -------------------------------------------------------------------------
     Total capitalization                                          $2,195,718
     -------------------------------------------------------------------------

     (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, distributions payable, and the current portion of capital lease obligations and convertible debentures.
     >>

     Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the
Fund is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and Unitholders' equity. The Fund internally views convertible debentures as another form of equity as the obligations can be settled through the issuance of Trust Units. Advantage may manage its capital structure by issuing new Trust Units, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, adjusting the amount of monthly distributions, suspending or renewing its distribution reinvestment plan, adjusting capital spending, or disposing of non-core assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.
     In recent months, global markets have experienced a significant downturn due to the ongoing worldwide financial crisis. This situation has significantly impacted the ability to raise capital and appears to be pushing
North America towards a potential recession. Despite this situation, the Fund continues to generate funds from operations sufficient to meet our current monthly distribution, and maintain our planned capital program and fund further expenditures. Management of the Fund's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Fund's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Fund views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Fund to mitigate risks. The Fund continues to satisfy all liabilities and commitments as they come due. We have an established $710 million credit facility agreement with a syndicate of financial institutions;
the balance of which utilized at September 30, 2008 was only $540 million.
This facility was just renewed in June 2008 and is not subject for another renewal until June 2009. The Fund additionally has several convertible debentures that will mature in 2009, but we have the right to settle such obligations though the issuance of Trust Units. The Fund remains committed to its current capital expenditure budget of $250 million for fiscal 2008 as it is important to bring on additional production to offset natural reserve declines and to grow the Fund. However, we will continually monitor our capital expenditures program and make adjustments as needed in order to remain self-sufficient within our funds from operations through the foreseeable future.
     The current economic situation has also placed additional pressure on commodity prices. Crude oil has dropped from a historic high to approximately
US$55/bbl. The impact from this decrease in WTI will be somewhat mitigated for
Advantage due to the strengthening US dollar relative to the Canadian dollar.
Natural gas prices that have been improving this year after a couple of years of continued weakness, have started to decline once again due to the economic situation as well as increased inventory levels from strong injections. The net effect for the Fund from prolonged weak commodity prices would be reductions in operating netbacks and funds from operations. This risk has been somewhat mitigated through our commodity hedging program.
     To summarize, we implemented a strategy for 2008 to maximize self sufficiency such that funds from operations will satisfy our distribution, capital program and other expenditure requirements. We executed a hedging program to help protect our funds from operations. Advantage has additional available capital through our credit facility to finance future business activities and we do not anticipate any problems meeting obligations. As a result, we feel that Advantage has implemented adequate strategies to protect our business as much as possible in this environment. However, as with all companies, we are still exposed to risks as a result of the current economic situation and the potential duration. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

     Unitholders' Equity and Convertible Debentures

     Advantage has utilized a combination of Trust Units, convertible debentures and bank debt to finance acquisitions and development activities.
     As at September 30, 2008, the Fund had 141.3 million Trust Units outstanding. During the nine months ended September 30, 2008, 2,918,047 Trust
Units were issued as a result of the Premium Distribution(TM), Distribution
Reinvestment and Optional Trust Unit Purchase Plan (the "Plan"), generating
$30.7 million reinvested in the Fund and representing an approximate 20%
participation rate (for nine months ended September 30, 2007, 2,862,545 Trust
Units were issued under the Plan, generating $34.3 million reinvested in the
Fund). As at November 13, 2008, Advantage had 141.8 million Trust Units issued and outstanding.
     At September 30, 2008, the Fund had $219.2 million convertible debentures outstanding that were immediately convertible to 9.5 million Trust Units based on the applicable conversion prices (December 31, 2007 - $224.6 million outstanding and convertible to 9.8 million Trust Units). During the nine months ended September 30, 2008, $25,000 debentures were converted resulting in the issuance of 1,001 Trust Units and the 9.00% debentures matured on
August 1, 2008, resulting in a cash payment of $5,392,000 to the debenture holders. As at November 13, 2008, the convertible debentures outstanding have not changed from September 30, 2008.
     Advantage has a Trust Units Rights Incentive Plan for external directors as approved by the Unitholders of the Fund. A total of 500,000 Trust Units have been reserved for issuance under the plan with an aggregate of 400,000 rights granted since inception. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust
Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder, the exercise price of the rights can be adjusted downwards over time based upon distributions paid by the Fund to Unitholders.
In 2008, all remaining 150,000 outstanding rights were exercised at $8.60 per right for total cash proceeds of $1,290,000.

     Bank Indebtedness, Credit Facility and Other Obligations

     At September 30, 2008, Advantage had bank indebtedness outstanding of
$540.1 million. The Fund has a $710 million credit facility agreement consisting of a $690 million extendible revolving loan facility and a $20 million operating loan facility. The current credit facilities are collateralized by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. As well, the borrowing base for the Fund's credit facilities is determined through utilizing our regular reserve estimates.
Revision or changes in the reserve estimates can have either a positive or a negative impact on the borrowing base of the Fund. In June 2008, the Fund renewed its credit facilities for a further year with the next annual review scheduled to occur in June 2009.
     Advantage had a working capital deficiency of $72.9 million as at
September 30, 2008. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals as well as the current portion of capital lease obligations and convertible debentures. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital program, commodity price volatility, and seasonal fluctuations. Advantage has no unusual working capital requirements. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility, which assists with the timing of cash flows as required.
     Advantage has capital lease obligations on various pieces of equipment used in its operations. The total amount of principal obligation outstanding at September 30, 2008 is $6.0 million, bearing interest at effective rates ranging from 5.5% to 6.7%, and is collateralized by the related equipment. The leases expire at dates ranging from December 2009 to August 2010.

     <<
     Capital Expenditures

                                       Three months ended   Nine months ended
                                          September 30        September 30
     ($000)                              2008      2007      2008      2007
     -------------------------------------------------------------------------
     Land and seismic                  $  5,312  $    221  $  9,493  $  4,142
     Drilling, completions
      and workovers                      44,017    22,156    90,186    64,766
     Well equipping and facilities       18,198     9,751    55,774    38,325
     Other                                  217       290       826       559
     -------------------------------------------------------------------------
                                       $ 67,744  $ 32,418  $156,279  $107,792
     Acquisition of Sound Energy Trust        -    22,374         -    22,374
     Property acquisitions                7,621         -     7,621    12,851
     Property dispositions                    -         -       (91)     (427)
     -------------------------------------------------------------------------
     Total capital expenditures        $ 75,365  $ 54,792  $163,809  $142,590
     -------------------------------------------------------------------------
     >>

     Advantage's growth strategy has been to acquire properties in or near areas where we have large land positions, shallow to medium depth drilling opportunities, and a balance of year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks.
Advantage is very well positioned to selectively exploit the highest value-generating drilling opportunities given the size, strength and diversity of our asset base. As a result, the Fund has a high level of flexibility to distribute its capital program and ensure a risk-balanced platform of projects. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows.
     For the three month period ended September 30, 2008, the Fund spent a net
$75.4 million. The majority of the capital expenditures for this quarter related to completions, tie-ins and the addition of new facilities related to bringing production on-stream. A complimentary acquisition of $7.6 million was closed in September that increased our working interest ownership and drilling inventory in the Horseshoe Canyon coal bed methane lands at Nevis. Total capital spending in the quarter included $24.8 million at Glacier, $24.2 million at Nevis, $2.7 million at Chip Lake, and $2.1 million at Willesden
Green.
     On October 6, 2008, the Board of Directors approved an increase of $50.0 million to the 2008 capital expenditures budget, bringing the 2008 total capital expenditure budget to $250.0 million. The increased capital spending will be primarily directed towards drilling, infrastructure and strategic investments in our Montney natural gas resource play at Glacier in Northwest
Alberta.

     Sources and Uses of Funds

     The following table summarizes the various funding requirements during the nine months ended September 30, 2008 and 2007 and the sources of funding to meet those requirements:

     <<
                                                            Nine months ended
                                                              September 30
     ($000)                                                  2008      2007
     -------------------------------------------------------------------------
     Sources of funds
       Funds from operations                               $291,717  $190,624
       Decrease in working capital                           11,203         -
       Units issued, net of costs                             1,248   104,240
       Property dispositions                                     91       427
       Increase in bank indebtedness                              -     2,611
     -------------------------------------------------------------------------
                                                           $304,259  $297,902
     -------------------------------------------------------------------------
     Uses of funds
       Expenditures on property and equipment              $156,279  $107,792
       Distributions to Unitholders                         120,108   121,900
       Property acquisitions                                  7,621    12,851
       Decrease in bank indebtedness                          7,348         -
       Expenditures on asset retirement                       6,291     4,835
       Convertible debentures repayment                       5,392         -
       Reduction of capital lease obligations                 1,220     2,584
       Increase in working capital                                -    25,566
       Acquisition of Sound Energy Trust                          -    22,374
     -------------------------------------------------------------------------
                                                           $304,259  $297,902
     -------------------------------------------------------------------------
     >>

     The Fund generated significantly higher funds from operations during the first nine months of 2008 compared to 2007 due to higher production levels and a stronger commodity price environment. As a result, the Fund has been able to adequately finance its capital expenditures and distributions to Unitholders while modestly reducing our debt level. However, given the recent global financial crisis, economic concerns and softening commodity prices, we will be closely monitoring our future sources and uses of funds.

     <<
     Quarterly Performance

                                                2008                    2007
     ($000, except as
      otherwise indicated)           Q3          Q2          Q1          Q4
     -------------------------------------------------------------------------
     Daily production
       Natural gas (mcf/d)        122,627     123,104     125,113     128,556
       Crude oil and NGLs
        (bbls/d)                   11,980      11,498      12,281      12,895
       Total (boe/d)               32,418      32,015      33,133      34,321
     Average prices
       Natural gas ($/mcf)
         Excluding hedging      $    8.65   $   10.33   $    7.90   $    6.23
         Including hedging      $    7.55   $    9.18   $    8.23   $    6.97
         AECO monthly index     $    9.27   $    9.35   $    7.13   $    6.00
       Crude oil and NGLs
        ($/bbl)
         Excluding hedging      $  107.96   $  110.15   $   85.99   $   73.40
         Including hedging      $  100.02   $  101.34   $   84.83   $   70.40
         WTI ($US/bbl)          $  118.13   $  124.00   $   97.96   $   90.63
     Total revenues (before
      royalties)                $ 195,384   $ 208,868   $ 188,505   $ 165,951
     Net income (loss)          $ 141,813   $ (14,369)  $ (24,122)  $  13,795
       per Trust Unit
        - basic                 $    1.01   $   (0.10)  $   (0.18)  $    0.10
        - diluted               $    0.98   $   (0.10)  $   (0.18)  $    0.10
     Funds from operations      $  93,345   $ 103,754   $  94,618   $  80,519
     Distributions declared     $  50,743   $  50,364   $  50,021   $  57,875

                                                2007                    2006
     ($000, except as
      otherwise indicated)           Q3          Q2          Q1          Q4
     -------------------------------------------------------------------------
     Daily production
       Natural gas (mcf/d)        115,991     108,978     114,324     117,134
       Crude oil and NGLs
        (bbls/d)                   10,014       8,952       9,958       9,570
       Total (boe/d)               29,346      27,115      29,012      29,092
     Average prices
       Natural gas ($/mcf)
         Excluding hedging      $    5.62   $    7.54   $    7.61   $    6.90
         Including hedging      $    6.35   $    7.52   $    8.06   $    7.27
         AECO monthly index     $    5.62   $    7.37   $    7.46   $    6.36
       Crude oil and NGLs
        ($/bbl)
         Excluding hedging      $   69.03   $   61.84   $   56.84   $   54.58
         Including hedging      $   68.51   $   61.93   $   58.64   $   55.86
         WTI ($US/bbl)          $   75.33   $   65.02   $   58.12   $   60.21
     Total revenues (before
      royalties)                $ 130,830   $ 125,075   $ 135,502   $ 127,539
     Net income (loss)          $ (26,202)  $   4,531   $     341   $   8,736
       per Trust Unit
        - basic                 $   (0.22)  $    0.04   $    0.00   $    0.08
        - diluted               $   (0.22)  $    0.04   $    0.00   $    0.08
     Funds from operations      $  62,345   $  62,634   $  65,645   $  62,737
     Distributions declared     $  55,017   $  52,096   $  50,206   $  58,791
     >>

     The table above highlights the Fund's performance for the third quarter of 2008 and also for the preceding seven quarters. Production during the
2006/2007 winter was consistent until we experienced a decrease in the second quarter of 2007 due to several facility turnarounds at that time. The Sound acquisition closed on September 5, 2007, and significantly increased production for the third and fourth quarters of 2007. Production has gradually decreased through the first half of 2008 due to natural declines, wet and cold weather delays, and facility turnarounds. Production leveled off and increased modestly in the third quarter of 2008 as new wells were brought on production and facility turnarounds were completed. Financial results, particularly revenues and funds from operations, have increased through to the second quarter of 2008, as both commodity prices and production steadily increased over that timeframe. However, revenues and funds from operations slightly declined in the third quarter of 2008, as commodity prices have weakened. We experienced a net loss in the third quarter of 2007 due to a significant drop in natural gas prices realized at that time, amortization of the management internalization consideration and increased depletion and depreciation expense. Net income increased in the fourth quarter of 2007 due to the full integration of the Sound acquisition and moderately improved commodity prices.
Net losses were realized in the first and second quarters of 2008, primarily as a result of significant unrealized losses on commodity derivative contracts for future periods. Commodity price declines in the third quarter of 2008 gave rise to significant unrealized gains on these same derivative contracts, and in turn the Fund reported record high net income.

     Critical Accounting Estimates

     The preparation of financial statements in accordance with GAAP requires
Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition.
     Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of fixed assets, the provision for asset retirement costs and related accretion expense, and impairment calculations for fixed assets and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Fund.
     Management's process of determining the provision for future income taxes, the provision for asset retirement obligation costs and related accretion expense, and the fair values assigned to any acquired company's assets and liabilities in a business combination is based on estimates. These estimates are significant and can include reserves, future production rates, future crude oil and natural gas prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.
     In accordance with GAAP, derivative assets and liabilities are recorded at their fair values at the reporting date, with unrealized gains and losses recognized directly into net income and comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time.
As such, the unrealized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

     International Financial Reporting Standards ("IFRS")

     In February 2008, the Accounting Standards Board of the Canadian
Institute of Chartered Accountants confirmed that publicly accountable entities will be required to adopt IFRS effective January 1, 2011, including preparation of comparative financial information. Management is currently evaluating the effects of adopting IFRS on its financial statements and is in the planning stage, including assessment and evaluation of key differences between Canadian GAAP and IFRS. Upon completion of this initial diagnosis stage, we will be organizing a detailed project plan to ensure all accounting differences are dealt with and implemented in a timely manner such that
Advantage's financial statements are prepared in accordance with IFRS by the required deadline.

     Controls and Procedures

     The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund.
Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The Chief Executive Officer and Vice-President, Finance and
Chief Financial Officer, individually, sign certifications that the financial statements, together with the other financial information included in the regular filings, fairly present in all material respects the financial condition, results of operations, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings. During the nine months ended September 30, 2008, there were no significant changes that would materially affect, or are reasonably likely to materially affect, the internal controls over financial reporting.
     Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Outlook

     The Fund's 2008 Budget for the remainder of the year, as approved by the
Board of Directors, retains a high degree of activity and focus on drilling in many of our key properties where a high level of success was realized through
2007 and 2008. Capital has also been directed to delineate the Montney natural gas resource play at Glacier in Northwest Alberta and to accommodate facility expansions and enhanced recovery schemes as necessary.
     For 2008, we are forecasting production to be in the range of 32,000 to
33,000 boe/d. Advantage's 2008 capital expenditures budget was originally $145 million to drill approximately 143 gross (88 net) wells. On June 27, 2008, the
Board approved an increase of $55 million to the capital budget, bringing the
2008 total capital budget to $200 million. On October 6, 2008, the Board approved a subsequent increase of $50 million which will bring the 2008 total capital budget to $250 million. The additional capital spending will be directed primarily towards the Montney natural gas resource play at Glacier in
Northwest Alberta. During the first quarter of 2008, the Fund drilled five vertical delineation wells in the Glacier property which helped confirm geological formations, reservoir productivity and pool continuity. Additional activity will be pursued during the balance of 2008 to further define longer term development plans. The Glacier property is accessible through most of the year and three rigs commenced additional drilling in July. Further investment will be made towards infrastructure and strategic positioning.
     Operating costs on an annual basis are expected to range between $13.40 and $13.90 per boe. Industry supply, servicing and maintenance costs have increased during the first nine months of 2008 driven primarily from higher crude oil and natural gas prices. In particular, we have seen significant increases from electrical power costs, processing fees, steel and chemicals.
We expect that costs should begin to moderate if a lower commodity price environment remains for a sustained period.
     On October 25, 2007, the Alberta Provincial Government announced changes to royalties for conventional oil, natural gas and oil sands that will become effective January 1, 2009. Royalty rates will be commodity price sensitive and dependent on individual well productivity. Advantage has a significant number of lower rate wells producing within our long life Alberta properties. We also have a significant Horseshoe Canyon coal bed methane drilling inventory that can be pursued which will also have a favorable royalty treatment due to lower rate per well characteristics. Our exposure in Northeast British Columbia and
Saskatchewan also affords us further flexibility with mitigating the royalty impact in our capital program. If the current higher price commodity environment were to continue, we would expect our future royalty rates to be higher than what we have historically experienced under the current royalty regime. We anticipate our royalty rates will range from 18% to 20% for the
2008 year.
     Advantage's funds from operations in 2008 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Canadian exchange rate. Hedging has been completed for 2008 and 2009 to stabilize cash flows by reducing the volatility in realized commodity prices. Approximately
65% of our natural gas production, net of royalties, is hedged for the fourth quarter of 2008 at an average price of $7.64 Canadian per mcf. Advantage has also hedged 49% of its fourth quarter 2008 crude oil production, net of royalties, at an average price of $94.39 Canadian per bbl. For the first quarter of 2009, we have 62% of our natural gas production hedged at $7.87
Canadian per mcf. For the calendar year 2009, we have 37% hedged at $8.38
Canadian per mcf.
     Advantage will continue to follow its strategy of acquiring properties that provide highly economic development opportunities to enhance long-term cash flow. Advantage will also continue to focus on efficient production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years and from the significant inventory of drilling opportunities that has resulted from the Ketch and Sound acquisitions.
     Looking forward, Advantage's high quality assets combined with a greater than five year conventional drilling inventory, exposure to the Montney natural gas resource play and excellent tax pools provides many options for the Fund and we are committed to maximizing value generation for our
Unitholders.

     Additional Information

     Additional information relating to Advantage can be found on SEDAR at
www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

     November 13, 2008

     <<
                       CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets

                                                   September 30,  December 31,
     (thousands of dollars)                                2008          2007
     -------------------------------------------------------------------------
                                                     (unaudited)
     Assets
     Current assets
       Accounts receivable                          $    97,093   $    95,474
       Prepaid expenses and deposits                     18,333        21,988
       Derivative asset (note 10)                        14,064         7,027
     -------------------------------------------------------------------------
                                                        129,490       124,489
     Derivative asset (note 10)                           1,209           174
     Fixed assets (note 3)                            2,124,454     2,177,346
     Goodwill                                           120,271       120,271
     -------------------------------------------------------------------------
                                                    $ 2,375,424   $ 2,422,280
     -------------------------------------------------------------------------

     Liabilities
     Current liabilities
       Accounts payable and accrued liabilities     $   135,658   $   122,087
       Distributions payable to Unitholders              16,960        16,592
       Current portion of capital lease
        obligations (note 4)                              1,290         1,537
       Current portion of convertible
        debentures (note 5)                              34,446         5,333
       Derivative liability (note 10)                     8,248         2,242
     -------------------------------------------------------------------------
                                                        196,602       147,791
     Derivative liability (note 10)                           8         2,778
     Capital lease obligations (note 4)                   4,680         5,653
     Bank indebtedness (note 6)                         540,078       547,426
     Convertible debentures (note 5)                    179,825       212,203
     Asset retirement obligations (note 7)               63,770        60,835
     Future income taxes                                 51,105        66,727
     -------------------------------------------------------------------------
                                                      1,036,068     1,043,413
     -------------------------------------------------------------------------

     Unitholders' Equity
     Unitholders' capital (note 8)                    2,065,729     2,027,065
     Convertible debentures equity component
      (note 5)                                            9,403         9,632
     Contributed surplus (note 8)                           287         2,005
     Accumulated deficit (note 9)                      (736,063)     (659,835)
     -------------------------------------------------------------------------
                                                      1,339,356     1,378,867
     -------------------------------------------------------------------------
                                                    $ 2,375,424   $ 2,422,280
     -------------------------------------------------------------------------
     Commitments (note 12)

     see accompanying Notes to Consolidated Financial Statements

     Consolidated Statements of Income (Loss),
     Comprehensive Income (Loss) and Accumulated Deficit

     (thousands of dollars,        Three months ended       Nine months ended
      except for per Trust       Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
      Unit amounts) (unaudited)      2008        2007        2008        2007
     -------------------------------------------------------------------------
     Revenue
       Petroleum and natural
        gas                    $  216,618  $  123,620  $  633,669  $  378,023
       Realized gain (loss) on
        derivatives (note 10)     (21,234)      7,210     (40,912)     13,384
       Unrealized gain (loss)
        on derivatives (note 10)  128,718         (53)      4,836      (1,956)
       Royalties                  (42,957)    (22,601)   (123,011)    (71,515)
     -------------------------------------------------------------------------
                                  281,145     108,176     474,582     317,936
     -------------------------------------------------------------------------

     Expenses
       Operating                   41,229      30,790     121,418      87,979
       General and administrative   6,300       4,699      19,295      14,276
       Management internalization
        (note 8)                    1,118       2,455       6,048      13,174
       Interest                     6,579       6,242      21,463      16,434
       Interest and accretion on
        convertible debentures      4,868       4,554      14,699      12,289
       Depletion, depreciation
        and accretion              78,420      68,743     230,004     194,026
     -------------------------------------------------------------------------
                                  138,514     117,483     412,927     338,178
     -------------------------------------------------------------------------
     Income (loss) before taxes   142,631      (9,307)     61,655     (20,242)
     Future income tax expense
      (reduction)                  28,422      16,496     (15,622)        165
     Income and capital taxes         818         399       2,377         923
     -------------------------------------------------------------------------
                                   29,240      16,895     (13,245)      1,088
     -------------------------------------------------------------------------
     Net income (loss) and
      comprehensive income
      (loss)                      113,391     (26,202)     74,900     (21,330)
     Accumulated deficit,
      beginning of period        (798,711)   (534,536)   (659,835)   (437,106)
     Distributions declared       (50,743)    (55,017)   (151,128)   (157,319)
     -------------------------------------------------------------------------
     Accumulated deficit,
      end of period            $ (736,063) $ (615,755) $ (736,063) $ (615,755)
     -------------------------------------------------------------------------
     Net income (loss) per
      Trust Unit (note 8)
       Basic                   $     0.81  $    (0.22) $     0.54  $    (0.19)
       Diluted                 $     0.79  $    (0.22) $     0.54  $    (0.19)
     -------------------------------------------------------------------------

     see accompanying Notes to Consolidated Financial Statements

     Consolidated Statements of Cash Flows

                                   Three months ended       Nine months ended
     (thousands of dollars)      Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
      (unaudited)                    2008        2007        2008        2007
     -------------------------------------------------------------------------
     Operating Activities
     Net income (loss)         $  113,391  $  (26,202) $   74,900  $  (21,330)
     Add (deduct) items not
      requiring cash:
       Unrealized loss (gain)
        on derivatives           (128,718)         53      (4,836)      1,956
       Unit-based compensation          -         156        (929)        785
       Management
        internalization             1,118       2,455       6,048      13,174
       Accretion on
        convertible debentures        712         644       2,152       1,848
       Depletion, depreciation
        and accretion              78,420      68,743     230,004     194,026
       Future income taxes         28,422      16,496     (15,622)        165
     Expenditures on asset
      retirement                     (344)     (1,128)     (6,291)     (4,835)
     Changes in non-cash
      working capital              22,520       4,097       5,570     (20,023)
     -------------------------------------------------------------------------
     Cash provided by
      operating activities        115,521      65,314     290,996     165,766
     -------------------------------------------------------------------------
     Financing Activities
     Units issued, net of
      costs (note 8)                  323        (246)      1,248     104,240
     Increase (decrease) in
      bank indebtedness            (7,868)     35,373      (7,348)      2,611
     Convertible debenture
      repayment                    (5,392)          -      (5,392)          -
     Reduction of capital
      lease obligations              (308)       (514)     (1,220)     (2,584)
     Distributions to
      Unitholders                 (39,476)    (42,595)   (120,108)   (121,900)
     -------------------------------------------------------------------------
     Cash used in financing
      activities                  (52,721)     (7,982)   (132,820)    (17,633)
     -------------------------------------------------------------------------
     Investing Activities
     Expenditures on property
      and equipment               (67,744)    (32,418)   (156,279)   (107,792)
     Property acquisitions         (7,621)          -      (7,621)    (12,851)
     Property dispositions              -           -          91         427
     Acquisition of Sound
      Energy Trust                      -     (22,374)          -     (22,374)
     Changes in non-cash
      working capital              12,565      (2,540)      5,633      (5,543)
     -------------------------------------------------------------------------
     Cash used in investing
      activities                  (62,800)    (57,332)   (158,176)   (148,133)
     -------------------------------------------------------------------------
     Net change in cash                 -           -           -           -
     Cash, beginning of period          -           -           -           -
     -------------------------------------------------------------------------
     Cash, end of period       $        -  $        -  $        -  $        -
     -------------------------------------------------------------------------

     Supplementary Cash Flow
      Information
       Interest paid           $   12,497  $    6,977  $   31,076  $   24,153
       Taxes paid              $      621  $      244  $    1,413  $    1,074

     see accompanying Notes to Consolidated Financial Statements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     September 30, 2008 (unaudited)

     All tabular amounts in thousands except as otherwise indicated.

     The interim consolidated financial statements of Advantage Energy Income
     Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2007, except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2007 as set out in Advantage's Annual Report.

     1.  Changes in Accounting Policies

         (a) Capital disclosures

         Effective January 1, 2008, the Fund adopted CICA Handbook Section
         1535, Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital.
         The adoption of this Section requires that information on capital management be included in the notes to the consolidated financial statements (note 11). This new standard does not have any effect on our financial position or results of operations.

         (b) Comparative figures

         Certain comparative figures have been reclassified to conform to the current year's presentation.

         (c) Recent accounting changes not implemented

             (i) Goodwill and intangible assets

             In February 2008, the CICA issued Section 3064, Goodwill and
             Intangible Assets, replacing Section 3062, Goodwill and Other
             Intangible Assets and Section 3450, Research and Development
             Costs. The new Section will become effective January 1, 2009.
             Management has evaluated the new Section and there will be no impact for the financial statements of the Fund. The only
             applicable item for the Fund is goodwill, and the standards concerning goodwill are unchanged from the prior standard.

             (ii) International Financial Reporting Standards ("IFRS")

             In February 2008, the CICA Accounting Standards Board confirmed that IFRS will replace Canadian GAAP effective January 1, 2011 for publicly accountable enterprises. Management is currently evaluating the effects of all current and pending pronouncements of the International Accounting Standards Board on the financial statements of the Fund, and is developing a plan for
             implementation.

     2.  Sound Energy Trust Acquisition

         On September 5, 2007, Advantage acquired all of the issued and outstanding Trust Units and Exchangeable Shares of Sound Energy Trust
         ("Sound") for $21.4 million cash consideration, 16,977,184 Advantage
         Trust Units and $0.9 million of acquisition costs. Sound Unitholders and Exchangeable Shareholders could elect to receive 0.30 Advantage
         Trust Units for each Sound Trust Unit or receive $0.66 in cash and
         0.2557 Advantage Trust Units for each Sound Trust Unit. All of the
         Sound Exchangeable Shares were exchanged for Advantage Trust Units on the same ratio as the Sound Trust Units based on the conversion ratio in effect at the effective date of the acquisition. Sound was an energy trust engaged in the development, acquisition and production of natural gas and crude oil in western Canada. The acquisition is being accounted for using the "purchase method" with the results of operations included in the consolidated financial statements as of the closing date of the acquisition.

         The purchase price has been allocated as follows:

         Net assets acquired and             Consideration:
          liabilities assumed:

         Fixed assets           $ 514,060    16,977,184 Trust
         Accounts receivable       27,656     Units issued          $ 228,852
         Prepaid expenses and                Cash                      21,403
          deposits                  3,873    Acquisition costs
         Derivative asset, net      2,797     incurred                    904
         Bank indebtedness       (107,959)                         -----------
         Convertible debentures  (101,553)                          $ 251,159
         Accounts payable and                                      -----------
          accrued liabilities     (40,023)
         Future income taxes      (29,430)
         Asset retirement
          obligations             (16,695)
         Capital lease
          obligations              (1,567)
                               -----------
                                $ 251,159
                               -----------

         The value of the Trust Units issued as consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price has been revised in 2008 due to the realization of estimates. As a result, fixed assets increased $4.4 million, accounts receivable increased $0.2 million, and accounts payable and accrued liabilities increased $4.6 million.

     3.  Fixed Assets

                                                   Accumulated
                                                  Depletion and    Net Book
         September 30, 2008               Cost     Depreciation      Value
         ---------------------------------------------------------------------
         Petroleum and natural gas
          properties                  $ 3,189,397   $ 1,070,105   $ 2,119,292
         Furniture and equipment           11,374         6,212         5,162
         ---------------------------------------------------------------------
                                      $ 3,200,771   $ 1,076,317   $ 2,124,454
         ---------------------------------------------------------------------

                                                   Accumulated
                                                  Depletion and    Net Book
         December 31, 2007                Cost     Depreciation      Value
         ---------------------------------------------------------------------
         Petroleum and natural gas
          properties                  $ 3,016,243   $   844,671   $ 2,171,572
         Furniture and equipment           10,548         4,774         5,774
         ---------------------------------------------------------------------
                                      $ 3,026,791   $   849,445   $ 2,177,346
         ---------------------------------------------------------------------

         During the nine months ended September 30, 2008, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $8,574,000
         (September 30, 2007 - $6,000,000).

     4.  Capital Lease Obligations

         The Fund has capital leases on a variety of fixed assets. Future minimum lease payments at September 30, 2008 consist of the following:

         2008                                $     400
         2009                                    2,040
         2010                                    2,200
         2011                                    1,925
         ----------------------------------------------
                                                 6,565
         Less amounts representing interest       (595)
         ----------------------------------------------
                                                 5,970
         Current portion                        (1,290)
         ----------------------------------------------
                                             $   4,680
         ----------------------------------------------

     5.  Convertible Debentures

         The balance of debentures outstanding at September 30, 2008 and changes in the liability and equity components during the nine months ended September 30, 2008 are as follows:

                                    9.00%       8.25%       8.75%       7.50%
         ---------------------------------------------------------------------
         Debentures
          outstanding          $        -  $    4,867  $   29,839  $   52,268
         ---------------------------------------------------------------------
         Liability component:
           Balance at
            December 31, 2007  $    5,333  $    4,767  $   29,382  $   50,671
           Accretion of
            discount                   59          69         228         680
           Converted to Trust
            Units                       -           -           -           -
           Matured                 (5,392)          -           -           -
         ---------------------------------------------------------------------
           Balance at
            September 30, 2008 $        -  $    4,836  $   29,610  $   51,351
         ---------------------------------------------------------------------
         Equity component:
           Balance at
            December 31, 2007  $      229  $      248  $      852  $    2,248
           Converted to Trust
            Units                       -           -           -           -
           Expired                   (229)          -           -           -
         ---------------------------------------------------------------------
           Balance at
            September 30, 2008 $        -  $      248  $      852  $    2,248
         ---------------------------------------------------------------------

                                    6.50%       7.75%       8.00%       Total
         ---------------------------------------------------------------------
         Debentures
          outstanding          $   69,927  $   46,766  $   15,528  $  219,195
         ---------------------------------------------------------------------
         Liability component:
           Balance at
            December 31, 2007  $   68,092  $   44,360  $   14,931  $  217,536
           Accretion of
            discount                  554         452         110       2,152
           Converted to Trust
            Units                     (25)          -           -         (25)
           Matured                      -           -           -      (5,392)
         ---------------------------------------------------------------------
           Balance at
            September 30, 2008 $   68,621  $   44,812  $   15,041  $  214,271
         ---------------------------------------------------------------------
         Equity component:
           Balance at
            December 31, 2007  $    2,971  $    2,286  $      798  $    9,632
           Converted to Trust
            Units                       -           -           -           -
           Expired                      -           -           -        (229)
         ---------------------------------------------------------------------
           Balance at
            September 30, 2008 $    2,971  $    2,286  $      798  $    9,403
         ---------------------------------------------------------------------

         During the nine months ended September 30, 2008, $25,000 debentures
         (September 30, 2007 - $5,000 debentures) were converted resulting in the issuance of 1,001 Trust Units (September 30, 2007 - 375 Trust
         Units). The principal amount of 9.00% convertible debentures matured on August 1, 2008 and the Fund settled the obligation by payment of
         $5.4 million in cash.

     6.  Bank Indebtedness

         Advantage has a credit facility agreement with a syndicate of financial institutions which provides for a $690 million extendible revolving loan facility and a $20 million operating loan facility.
         The loan's interest rate is based on either prime, US base rate,
         LIBOR or bankers' acceptance rates, at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 0.00% to
         1.50% depending on the Fund's debt to cash flow ratio. The credit facilities are collateralized by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis with the next review due in June 2009. Various borrowing options are available under the credit facilities, including prime rate-based advances, US base rate advances, US dollar LIBOR advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a
         364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for Advantage Oil & Gas Ltd. ("AOG") to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis. The credit facilities also prohibit the
         Fund from entering into any derivative contract where the term of such contract exceeds two years or the aggregate of such contracts hedge greater than 60% of the Fund's estimated oil and gas production. Breach of any covenant will result in an event of default in which case AOG has 20 days to remedy such default. If the default is not remedied or waived, and if required by the majority of lenders, the administrative agent of the lenders has the option to declare all obligations of AOG under the credit facilities to be immediately due and payable without further demand, presentation, protest, or notice of any kind. Distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities.
         Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the nine months ended September 30, 2008, the effective interest rate on the outstanding amounts under the facility was approximately 5.2% (September 30, 2007 - 5.6%).

     7.  Asset Retirement Obligations

         A reconciliation of the asset retirement obligations is provided below:

                                                    Nine months
                                                          ended    Year ended
                                                   September 30,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Balance, beginning of period               $    60,835   $    34,324
         Accretion expense                                3,132         2,795
         Assumed in Sound acquisition                         -        16,695
         Liabilities incurred and change
          in estimates                                    6,094        13,972
         Liabilities settled                             (6,291)       (6,951)
         ---------------------------------------------------------------------
         Balance, end of period                     $    63,770   $    60,835
         ---------------------------------------------------------------------

     8. Unitholders' Equity

         (a) Unitholders' capital

             (i)  Authorized

                  Unlimited number of voting Trust Units

             (ii) Issued

                                                      Number of
                                                          Units        Amount
         ---------------------------------------------------------------------
         Balance at December 31, 2007               138,269,374   $ 2,036,121
         Distribution reinvestment plan               2,918,047        30,652
         Issued for cash, net of costs                        -           (42)
         Issued on conversion of debentures               1,001            25
         Issued on exercise of Trust Unit rights        150,000         1,981
         Management internalization forfeitures          (5,111)         (103)
         ---------------------------------------------------------------------
                                                    141,333,311   $ 2,068,634
         ---------------------------------------------------------------------
         Management internalization escrowed
          Trust Units                                                  (2,905)
         ---------------------------------------------------------------------
         Balance at September 30, 2008                            $ 2,065,729
         ---------------------------------------------------------------------

         On June 23, 2006, Advantage internalized the external management contract structure and eliminated all related fees for total original consideration of 1,933,208 Advantage Trust Units initially valued at
         $39.1 million and subject to escrow provisions over a 3-year period, vesting one-third each year beginning June 23, 2007. For the nine months ended September 30, 2008, a total of 5,111 Trust Units issued for the management internalization were forfeited (September 30, 2007
         - 21,459 Trust Units) and $6.0 million has been recognized as management internalization expense (September 30, 2007 -
         $13.2 million). As at September 30, 2008, 574,062 Trust Units remain held in escrow (December 31, 2007 - 1,193,622 Trust Units).

         During the nine months ended September 30, 2008, 2,918,047 Trust
         Units (September 30, 2007 - 2,862,545 Trust Units) were issued under the Premium Distribution(TM), Distribution Reinvestment and Optional
         Trust Unit Purchase Plan, generating $30.7 million (September 30,
         2007 - $34.3 million) reinvested in the Fund.

         Effective June 25, 2002, a Trust Units Rights Incentive Plan for
         external directors was established and approved with a total of
         500,000 Trust Units reserved for issuance and an aggregate of 400,000 rights granted since inception. At December 31, 2007, 150,000 rights remained outstanding under the plan, all of which were exercised at
         $8.60 per right in 2008 for total cash proceeds of $1,290,000.
         Contributed surplus of $691,000 in respect of these rights has been transferred to Unitholders' capital. No Trust Unit Rights are outstanding as of September 30, 2008.

         (b) Contributed surplus

                                                    Nine months
                                                          ended    Year ended
                                                   September 30,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Balance, beginning of period               $     2,005   $       863
         Unit-based compensation                         (1,256)        1,256
         Expiration of convertible debentures
          equity component                                  229            58
         Exercise of Trust Unit Rights                     (691)         (172)
         ---------------------------------------------------------------------
         Balance, end of period                     $       287   $     2,005
         ---------------------------------------------------------------------

         (c) Net income (loss) per Trust Unit

         The calculations of basic and diluted net income (loss) per Trust
         Unit are derived from both income (loss) available to Unitholders and weighted average Trust Units outstanding, calculated as follows:

                                 Three months ended         Nine months ended
                              Sept. 30,    Sept. 30,    Sept. 30,    Sept. 30,
                                  2008         2007         2008         2007
         ---------------------------------------------------------------------
         Income (loss)
          available to
          Unitholders
           Basic           $   113,391  $   (26,202) $    74,900  $   (21,330)
           Interest and
            accretion on
            convertible
            debentures           4,133            -            -            -
         ---------------------------------------------------------------------
           Diluted         $   117,524  $   (26,202) $    74,900  $   (21,330)
         ---------------------------------------------------------------------
         Weighted average
          Trust Units
          outstanding
           Basic           140,192,094  120,079,919  138,806,106  114,131,771
           Trust Units
            Rights
            Incentive Plan           -            -       22,339            -
           Management
            Internalization    318,490            -      539,752            -
           Convertible
            debentures       8,775,293            -            -            -
         ---------------------------------------------------------------------
           Diluted         149,285,877  120,079,919  139,368,197  114,131,771
         ---------------------------------------------------------------------

         The calculation of diluted net income per Trust Unit excludes all series of convertible debentures for the nine months ended
         September 30, 2008 and for both the three and nine months ended
         September 30, 2007 as the impact on these periods would be anti-
         dilutive. Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per Trust Unit calculation for the nine months ended September 30,
         2008 was 9,775,877. Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per Trust Unit calculation for the three and nine months ended September 30, 2007 were 9,389,620 and 8,690,007 Trust Units, respectively. The calculation of diluted net income per Trust Unit excludes the 8.75% series of convertible debentures for the three months ended September 30, 2008 as the impact of that series would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the 8.75% convertible debentures and excluded from the diluted net income per Trust Unit calculation for the three months ended September 30, 2008 was 860,658 Trust Units. As at September 30,
         2008, the total convertible debentures outstanding were immediately convertible to 9,529,075 Trust Units (September 30, 2007 - 12,069,078
         Trust Units).

         All of the outstanding Trust Unit Rights were fully exercised during the second quarter of 2008, and accordingly are not part of the calculation of diluted net income per Trust Unit for the three months ended September 30, 2008. All of the Trust Units Rights have been excluded from the calculation of diluted net income per Trust Unit for the three and nine months ended September 30, 2007, as the impact would have been anti-dilutive. Total weighted average Trust Units issuable in exchange for the Trust Unit Rights excluded from the diluted net income per Trust Unit calculation for the three and nine months ended September 30, 2007 were 39,171 and 43,558 respectively.
         All of the Management Internalization escrowed Trust Units have been excluded from the calculation of diluted net income per Trust Unit for the three and nine months ended September 30, 2007, as the effects would have been anti-dilutive. Total weighted average Trust
         Units issuable in exchange for the Management Internalization escrowed Trust Units and excluded from the diluted net income per
         Trust Unit calculation for the three and nine months ended
         September 30, 2007 were 302,126 and 396,508, respectively.

     9.  Accumulated Deficit

         Accumulated deficit consists of accumulated income and accumulated distributions for the Fund since inception as follows:

                                                   September 30,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Accumulated Income                         $   294,888   $   219,988
         Accumulated Distributions                   (1,030,951)     (879,823)
         ---------------------------------------------------------------------
         Accumulated Deficit                        $  (736,063)  $  (659,835)
         ---------------------------------------------------------------------

         For the nine months ended September 30, 2008, the Fund declared
         $151.1 million in distributions, representing $1.08 per distributable
         Trust Unit (nine months ended September 30, 2007 - $157.3 million representing $1.35 per distributable Trust Unit).

     10. Financial Instruments

         Financial instruments of the Fund include accounts receivable, deposits, accounts payable and accrued liabilities, distributions payable to Unitholders, bank indebtedness, convertible debentures and derivative assets and liabilities.

         Accounts receivable and deposits are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, distributions payable to Unitholders and bank indebtedness are all classified as other liabilities and similarly measured at amortized cost. As at September 30, 2008, there were no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

         The Fund has convertible debenture obligations outstanding, of which the liability component has been classified as other liabilities and measured at amortized cost. The convertible debentures have different fixed terms and interest rates (note 5) resulting in fair values that will vary over time as market conditions change. As at September 30,
         2008, the estimated fair value of the total outstanding convertible debenture obligation was $217.1 million (December 31, 2007 -
         $215.4 million). The fair value of the liability component of convertible debentures was determined primarily based on a discounted cash flow model assuming no future conversions and continuation of current interest and principal payments as well as taking into consideration the current public trading activity of such debentures.
         The Fund applied discount rates of between 5 and 7% considering current available market information, assumed credit adjustments, and various terms to maturity.

         Advantage has an established strategy to manage the risk associated with changes in commodity prices by entering into derivatives, which are recorded at fair value as derivative assets and liabilities with gains and losses recognized through earnings. As the fair value of the contracts varies with commodity prices, they give rise to financial assets and liabilities. The fair values of the derivatives are determined through valuation models completed internally and by third parties. Various assumptions based on current market information were used in these valuations, including settled forward commodity prices, interest rates, foreign exchange rates, volatility and other relevant factors. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

         Credit Risk

         Accounts receivable, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management's assessment of the associated maximum exposure to such credit risk.
         Substantially all of the Fund's accounts receivable are due from customers and joint operation partners concentrated in the Canadian oil and gas industry. As such, accounts receivable are subject to normal industry credit risks. Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of partners that diversify risk within the sector.
         The Fund's deposits are primarily due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable,
         creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Fund generally enters into derivative contracts with investment grade institutions that are members of Advantage's credit facility syndicate to further mitigate associated credit risk.

         Liquidity Risk

         The Fund is subject to liquidity risk attributed from accounts payable and accrued liabilities, distributions payable to
         Unitholders, bank indebtedness, convertible debentures, and derivative liabilities. Accounts payable and accrued liabilities, distributions payable to Unitholders and derivative liabilities are primarily due within one year of the balance sheet date and Advantage does not anticipate any problems in satisfying the obligations due to the strength of cash provided by operating activities and the existing credit facility. The Fund's bank indebtedness is subject to a $710 million credit facility agreement which mitigates liquidity risk by enabling Advantage to manage interim cash flow fluctuations.
         The credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The terms of the credit facility are such that it provides
         Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Fund regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Fund to mitigate liquidity risk.

         Advantage has several series of convertible debentures outstanding that mature from 2008 to 2011 (note 5). Interest payments are made semi-annually with excess cash provided by operating activities. As the debentures become due, the Fund can satisfy the obligations in cash or issue Trust Units at a price determined in the applicable debenture agreements. This settlement alternative allows the Fund to adequately manage liquidity, plan available cash resources and implement an optimal capital structure.

         To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Fund has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are subsidized by increased cash flows realized from the higher commodity price environment.

         Interest Rate Risk

         The Fund is exposed to interest rate risk to the extent that bank indebtedness is at a floating rate of interest and the Fund's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of the bank indebtedness. The
         Fund monitors the interest rate markets to ensure that appropriate steps can be taken if interest rate volatility compromises the Fund's cash flows. A 1% interest rate fluctuation for the nine months ended
         September 30, 2008 could potentially have impacted net income by approximately $2.9 million for that period.

         Price and Currency Risk

         Advantage's derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices and foreign exchange rates. The Fund enters derivative financial instruments to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes.
         Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact net income. It is estimated that a 10% change in the forward natural gas prices used to calculate the fair value of the natural gas derivatives at September 30, 2008 could impact net income by approximately $9.8 million for the nine months ended September 30,
         2008. As well, a change of 10% in the forward crude oil prices used to calculate the fair value of the crude oil derivatives at
         September 30, 2008 could impact net income by $4.4 million for the nine months ended September 30, 2008. A change of 10% in the forward power prices used to calculate the fair value of the power derivatives at September 30, 2008 does not have a material impact on net income for the nine months ended September 30, 2008. A similar change in the currency rate assumption underlying the derivatives fair value does not have a material impact on net income. As at
         September 30, 2008 the Fund had the following derivatives in place:

     Description of
      Derivative     Term             Volume                    Average Price
     -------------------------------------------------------------------------
     Natural gas - AECO

       Fixed    April 2008 to      14,217 mcf/d                  Cdn$6.85/mcf
        price    October 2008
       Fixed    April 2008 to       9,478 mcf/d                  Cdn$7.25/mcf
        price    October 2008
       Fixed    April 2008 to      14,217 mcf/d                  Cdn$7.83/mcf
        price    October 2008
       Fixed    April 2008 to      14,217 mcf/d                  Cdn$7.10/mcf
        price    March 2009
       Fixed    April 2008 to      14,217 mcf/d                  Cdn$7.06/mcf
        price    March 2009
       Fixed    November 2008 to   14,217 mcf/d                  Cdn$7.77/mcf
        price    March 2009
       Fixed    November 2008 to    4,739 mcf/d                  Cdn$8.10/mcf
        price    March 2009
       Fixed    November 2008 to   14,217 mcf/d                  Cdn$9.45/mcf
        price    March 2009
       Fixed    April 2009 to       9,478 mcf/d                  Cdn$8.66/mcf
        price    December 2009
       Fixed    April 2009 to       9,478 mcf/d                  Cdn$8.67/mcf
        price    December 2009
       Fixed    April 2009 to       9,478 mcf/d                  Cdn$8.94/mcf
        price    December 2009

     Crude oil - WTI

       Fixed    February 2008 to   2,000 bbls/d                 Cdn$90.93/bbl
        price    January 2009
       Collar   February 2008 to   2,000 bbls/d      Sold put   Cdn$70.00/bbl
                 January 2009                   Purchase call  Cdn$105.00/bbl
                                                         Cost    Cdn$1.52/bbl
       Fixed    April 2008 to      2,500 bbls/d                 Cdn$97.15/bbl
        price    March 2009

     Electricity - Alberta Pool Price

       Fixed    January 2008 to       3.0 MW                    Cdn$54.00/MWh
        price    December 2008

         As at September 30, 2008, the fair value of the derivatives outstanding resulted in an asset of approximately $15,273,000
         (December 31, 2007 - $7,201,000) and a liability of approximately
         $8,256,000 (December 31, 2007 - $5,020,000). For the nine months ended September 30, 2008, $4,836,000 was recognized in income as an unrealized derivative gain (September 30, 2007 - $1,956,000 unrealized derivative loss) and $40,912,000 was recognized in income as a realized derivative loss (September 30, 2007 - $13,384,000 realized derivative gain).

     11. Capital Management

         The Fund manages its capital with the following objectives:

         -   To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive
             acquisitions; and

         -   To maximize Unitholder return and provide stable distributions that will enhance the Trust Unit value.

         Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.
         The capital structure of the Fund is composed of working capital
         (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and Unitholders'
         equity. The Fund internally views convertible debentures as another form of equity as the obligations can be settled through the issuance of Trust Units. Advantage may manage its capital structure by issuing new Trust Units, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, adjusting the amount of monthly distributions, suspending or renewing its distribution reinvestment plan, adjusting capital spending, or disposing of non-core assets. The capital structure is reviewed by
         Management and the Board of Directors on an ongoing basis.
         Advantage's capital structure as at September 30, 2008 is as follows:

                                                                 September 30,
                                                                         2008
         ---------------------------------------------------------------------
         Bank indebtedness (long-term)                            $   540,078
         Working capital deficit(1)                                    72,928
         ---------------------------------------------------------------------
         Net debt                                                     613,006
         Trust Units outstanding market value                       1,393,543
         Convertible debentures maturity value (long-term)            184,489
         Capital lease obligations (long-term)                          4,680
         ---------------------------------------------------------------------
         Total                                                    $ 2,195,718
         ---------------------------------------------------------------------

         (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, distributions payable, and the current portion of capital lease obligations and convertible debentures.

         The Fund's bank indebtedness is governed by a $710 million credit facility agreement (note 6) that contains standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for AOG to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis.
         The Fund is in compliance with all credit facility covenants. As well, the borrowing base for the Fund's credit facilities is determined through utilizing the regular reserve estimates. Revision or changes in the reserve estimates can have either a positive or a negative impact on the borrowing base of the Fund. Advantage's issuance of convertible debentures is limited by its Trust Indenture which currently restricts the issuance of additional convertible debentures to 25% of market capitalization subsequent to issuance.
         Advantage's Trust Indenture also provides for the issuance of an unlimited number of Trust Units. However, through tax legislation, an income trust is restricted to doubling its market capitalization as it stands on October 31, 2006 by growing a maximum of 40% in 2007 and
         20% for the years 2008 to 2010. In addition, an income trust may replace debt that was outstanding as of October 31, 2006 with new equity or issue new, non-convertible debt without affecting the normal growth percentage. As a result of the "normal growth"
         guidelines, the Fund is permitted to issue approximately $2.0 billion of new equity from October 31, 2006 to January 1, 2011, which we believe is adequate for any growth we expect to incur. If an income trust exceeds the established limits on the issuance of new trust units and convertible debt that constitute normal growth, the income trust will be immediately subject to the Specified Investment Flow-
         Through Entity tax legislation whereby the taxable portion of distributions paid will be subject to tax at the trust level.

         Management of the Fund's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the
         Fund's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the
         Fund views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors.

         The Fund's capital management objectives, policies and processes have remained unchanged during the nine month period ended September 30,
         2008.

     12. Commitments

         Advantage has several lease commitments relating to office buildings.
         The estimated remaining annual minimum operating lease rental payments for the buildings are as follows:

         2008                       $       962
         2009                             3,862
         2010                             3,878
         2011                             1,471
         2012                             1,072
         ---------------------------------------
                                    $    11,245
         ---------------------------------------
     >>

     Advisory

     The information in this release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-
looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     %CIK: 0001259995

     /For further information: Investor Relations, Toll free: 1-866-393-0393;
ADVANTAGE ENERGY INCOME FUND, 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P
4H2, Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
     (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 18:25e 13-NOV-08